SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 17, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of September 30, 2010,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2010, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2009, which were presented for comparative purposes, we report that:

a)
On February 11, 2010, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2009.

b)
On November 4, 2009, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2009, which included a qualification due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of September 30, 2010, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 12,854,534, none of which was due as of that date.

City of Buenos Aires,
       November 4, 2010

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2010

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2010	12/31/2009

ASSETS

A.	CASH
	Cash on hand	1,122,535	1,110,141
	Due from banks and correspondents
	Central Bank of Argentina	2,316,189	2,693,319
	Local Other	13,538	11,299
	Foreign	464,928	324,410
	Other	248	237
		3,917,438	4,139,406

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings in investment accounts		659,371
	Holdings for trading or financial intermediation	561,898	67,823
	Government securities under repo transactions with Central Bank of Argentina	1,825,520	1,046,220
	Unlisted government securities	69,980	73,645
	Instruments issued by the Central Bank of Argentina	4,662,810	4,565,724
	less: Allowances (Exhibit J)		(44)
		7,120,208	6,412,739

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	277,733	205,817
	To the financial sector
	Interfinancing (granted call)	28,000	50,000
	Other financing to Argentine Financial Institutions	66,081	40,442
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	451	474
	To the non-financial private sector and foreign residents
	Overdrafts	1,649,781	1,348,982
	Documents	1,422,557	1,396,939
	Mortgage loans	800,273	716,390
	Pledged loans	296,066	261,251
	Personal loans	4,338,177	3,400,982
	Credit cards	986,933	893,450
	Other (Note 6.1.)	2,757,412	2,075,770
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	183,161	172,589
	less: Unearned discount	(21,476)	(20,466)
	less: Allowances (Exhibit J)	(379,896)	(416,233)
		12,405,253	10,126,387

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2010	12/31/2009

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,113,079	1,259,703
	Amounts receivable from spot and forward sales pending settlement	506,423	1,343
	Securities and foreign currency receivable from spot and forward purchases pending settlement	480,407	592,941
	Unlisted corporate bonds (Exhibits B, C and D)	152,484	30,104
	Receivables from forward transactions without delivery of underlying asset	1,390	5,295
	Other receivables not covered by debtors classification standards (Note 6.2)	639,389	547,927
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	33,274	38,000
	less: Allowances (Exhibit J)	(228,563)	(230,655)
		3,697,883	2,244,658

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases (Exhibits B, C and D)	226,366	263,942
	Accrued interest and adjustments (Exhibits B, C and D)	4,386	6,069
	less: Allowances (Exhibit J)	(6,336)	(3,314)
		224,416	266,697

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	493,524	347,862
	Other	43,129	50,192
	less: Allowances (Exhibit J)	(659)	(747)
		535,994	397,307

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	8,774	12,231
	Minimum presumed income tax - Tax Credit		10,170
	Other (Note 6.3.)	487,407	319,837
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	490	481
	Other accrued interest and adjustments receivable	135
	less: Allowances (Exhibit J)	(13,538)	(13,949)
		483,268	328,770

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	391,865	396,645

I.	OTHER ASSETS (Exhibit F)	119,166	112,874

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	104,458	55,045
	Organization and development costs	176,619	147,568
		281,077	202,613

K.	ITEMS PENDING ALLOCATION	2,190	2,637

TOTAL ASSETS		29,178,758	24,630,733

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2010	12/31/2009

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	4,472,848	3,046,958
	From the financial sector	10,797	14,046
	From the non-financial private sector and foreign residents
	Checking accounts	3,378,930	2,649,706
	Savings accounts	3,551,646	3,177,739
	Time deposits	7,634,377	7,138,604
	Investment accounts	267,767	52,286
	Other (Note 6.4.)	453,999	396,100
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	54,108	61,213
		19,824,472	16,536,652

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	1,531	1,849
	Banks and International Institutions (Exhibit I)	53,463	219,743
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	618,465	601,016
	Amounts payable for spot and forward purchases pending settlement	456,538	540,290
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,363,540	1,047,557
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	48,000	145,000
	Other financing received from Argentine Financial Institutions	17,722	18,957
	Accrued interest payables	19	78
	Receivables from forward transactions without delivery of underlying asset	273
	Other (Note 6.5. and Exhibit I)	653,778	645,582
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	41,081	50,383
		4,254,410	3,270,455

N.	OTHER LIABILITIES
	Other (Note 6.6.)	524,625	814,251
		524,625	814,251

O.	PROVISIONS (Exhibit J)	82,369	74,411

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	610,517	572,473

Q.	ITEMS PENDING ALLOCATION	3,962	3,690

TOTAL LIABILITIES		25,300,355	21,271,932

SHAREHOLDERS' EQUITY (As per related statement)		3,878,403	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		29,178,758	24,630,733

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010	12/31/2009

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,526,208	10,311,074

Contingent	4,647,535	4,162,339
Guarantees received	4,234,468	3,656,155
Other not covered by debtors classification standards	258	359
Contingent debit-balance contra accounts	412,809	505,825
Control	5,267,026	5,126,009
Receivables classified as irrecoverable	782,236	784,046
Other (Note 6.7.)	4,224,894	4,080,777
Control debit-balance contra accounts	259,896	261,186
Derivatives	611,647	1,022,726
Notional value of put options taken (Note 11.d))	28,013	25,229
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	186,427	461,234
Interest rate swap (Note 11.b))	157,362	157,917
Derivatives debit-balance contra accounts	239,845	378,346

CREDIT-BALANCE ACCOUNTS	10,526,208	10,311,074

Contingent	4,647,535	4,162,339
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	74,389	124,324
Other guarantees provided not covered by debtors classification standards	130,722	130,826
Other covered by debtors classification standards (Exhibits B, C and D)	207,698	250,675
Contingent credit-balance contra accounts	4,234,726	3,656,514
Control	5,267,026	5,126,009
Checks to be credited	259,896	261,186
Control credit-balance contra accounts	5,007,130	4,864,823
Derivatives	611,647	1,022,726
Notional value of call option sold (Note 11.e))		22,030
Notional value of put options sold (Note 11.c))	53,309	69,900
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	186,536	286,416
Derivatives credit-balance contra account	371,802	644,380

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2010	09/30/2009

A.	FINANCIAL INCOME
	Interest on cash and due from banks	242	80
	Interest on loans to the financial sector	7,808	6,346
	Interest on overdrafts	181,375	251,413
	Interest on documents	103,560	148,491
	Interest on mortgage loans	79,384	74,590
	Interest on pledged loans	36,764	43,780
	Interest on credit card loans	132,821	127,587
	Interest on financial leases	31,152	45,880
	Interest on other loans	951,588	784,716
	Income from government and private securities, net (Note 6.8.)	744,731	930,102
	Interest on other receivables from financial intermediation	424	80
	Income from guaranteed loans - Presidential Decree No. 1,387/01	22,209	3,407
	CER (Benchmark Stabilization Coefficient) adjustment	38,502	10,830
	CVS (Salary Variation Coefficient) adjustment	554	543
	Difference in quoted prices of gold and foreign currency	115,452	107,777
	Other (Note 6.9.)	47,454	144,900
		2,494,020	2,680,522

B.	FINANCIAL EXPENSE
	Interest on checking accounts	3,449	11,461
	Interest on savings accounts	13,801	12,411
	Interest on time deposits	660,063	850,457
	Interest on interfinancing received loans (received call)	3,362	1,190
	Interest on other financing from Financial Institutions	5	3
	Interest on other liabilities from financial intermediation	46,904	62,018
	Interest on subordinated bonds	42,697	40,772
	Other interest	1,414	2,153
	CER adjustment	3,837	3,313
	Contribution to Deposit Guarantee Fund	23,310	20,746
	Other (Note 6.10.)	116,054	92,813
		914,896	1,097,337

	GROSS INTERMEDIATION MARGIN - GAIN	1,579,124	1,583,185

C.	PROVISION FOR LOAN LOSSES	79,174	126,236

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	50,793	35,107
	Related to deposits	541,693	457,470
	Other commissions	22,902	21,441
	Other (Note 6.11.)	232,657	178,972
		848,045	692,990

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2010	09/30/2009

E.	SERVICE-CHARGE EXPENSE
	Commissions	52,398	39,400
	Other (Note 6.12.)	136,939	111,986
		189,337	151,386

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	789,996	634,302
	Directors' and statutory auditors' fees	25,288	27,963
	Other professional fees	53,336	42,414
	Advertising and publicity	36,852	29,891
	Taxes	68,290	55,065
	Depreciation of equipment	40,545	37,726
	Amortization of organization costs	28,921	22,532
	Other operating expenses (Note 6.13.)	163,391	142,916
	Other	14,480	15,573
		1,221,099	1,008,382

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	937,559	990,171

G.	OTHER INCOME
	Income from long-term investments	72,338	107,327
	Penalty interest	20,457	17,469
	Recovered loans and allowances reversed	51,628	34,176
	CER adjustments	85	48
	Other (Note 6.14.)	60,133	35,480
		204,641	194,500

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	15	8
	Charges for other receivables uncollectibility and other allowances	16,868	16,548
	Amortization of differences related to court orders	12,474	12,450
	Depreciation and loss of other assets	2,989	4,280
	Goodwill amortization	6,792	6,324
	Other (Note 6.15.)	20,571	53,756
		59,709	93,366

	NET INCOME BEFORE INCOME TAX - GAIN	1,082,491	1,091,305

I.	INCOME TAX (Note 4.)	346,500	581,210

	NET INCOME FOR THE PERIOD - GAIN	735,991	510,095

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010								09/30/2009
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	613,753		211	1,747,091	3,358,801	2,821,911

Own shares reacquired									(56,665)

Distribution of Unappropriated earnings, which was approved by the shareholders’ meeting of April 6, 2010 and May 12, 2009, respectively:
-Legal Earning Reserved				150,387			(150,387)
-Cash Dividends							(208,070)	(208,070)	(148,335)
-Normative Earning Reserved					55,527		(55,527)
-Tax on Personal Assets							(8,319)	(8,319)	(10,040)

Reversal of special reserve from Corporate Bonds					(44,688)		44,688

Net income for the period - Gain							735,991	735,991	510,095

Balances at the end of the period	594,485	398,750	4,511	764,140	10,839	211	2,105,467	3,878,403	3,116,966

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010	09/30/2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	4,139,611	3,083,272
Cash at end of the period	4,083,122	3,519,404

Net (Decrease) / Increase	(56,489)	436,132

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	1,554,729	(824,190)
Loans
To the financial sector	4,192	53,225
To the non-financial government sector	(13,880)	45,304
To the non-financial private sector and foreign residents	(764,363)	1,301,652
Other receivables from financial intermediation	(1,669,132)	(221,846)
Receivables from financial leases	70,412	130,320
Deposits
From the financial sector	(3,248)	(10,513)
From the non-financial government sector	1,378,339	(478,604)
From the non-financial private sector and foreign residents	1,241,616	1,325,011
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(100,361)	41,995
Others (except liabilities included under financing activities)	94,032	193,796
Collections related to service-charge income	847,169	691,104
Payments related to service-charge expenses	(189,567)	(151,482)
Administrative expenses paid	(1,155,808)	(952,109)
Payment of organization and development costs	(54,902)	(29,201)
Net collections related to punitive interest	20,442	17,461
Differences from payments related to court orders	(15,545)	(20,566)
Collections of dividends from other companies	19,591	10,437
Other collections / (payments) related to other income and losses	55,818	(6,864)
Net payments from other operating activities	(178,441)	(124,618)
Payment of income tax	(660,640)	(251,866)

Net cash flows generated in operating activities	480,453	738,446

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010	09/30/2009
Investing activities
Net payments for bank premises and equipment	(31,330)	(23,968)
Net (payments)/collections for other assets	(7,763)	2,840
Payments from purchase of investments in other companies and irrevocable contributions (1)	(141,856)
Collections from sales of investments in other companies		215
Other payments for other investing activities		(669)

Net cash flows used in investing activities	(180,949)	(21,582)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(45,780)	(97,832)
Central Bank of Argentina
Other	(318)	(76,740)
Banks and International Institutions	(167,807)	(31,627)
Subordinated corporate bonds	(29,730)	(28,357)
Financing received from Argentine financial institutions	(1,239)	(4,894)
Dividend payments	(208,070)	(148,335)
Other payments for financing activities
Own shares reacquired		(56,665)

Net cash flows used in financing activities	(452,944)	(444,450)

Financial income and holding gains on cash and cash equivalents	96,951	163,718

Net (decrease) / increase in cash	(56,489)	436,132

(1) See Note 2.7.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In December 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. (see note 2.6), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

During 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock in 2007.

Additionally, on September 20, 2010, the Bank acquired 100% of the shares in Banco Privado de Inversiones S.A. (see note 2.7).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2010 and December 31, 2009, the deposits of the Misiones Provincial Government amounted to 973,977 and 458,678 (including 66,423 and 61,159 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of September 30, 2010 and December 31, 2009, the deposits of the Salta Provincial Government amounted to 825,049 and 259,912 (including 108,844 and 111,370 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of September 30, 2010 and December 31, 2009, the deposits of the Jujuy Provincial Government amounted to 498,548 and 347,028 (including 59,736 and 54,815 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Tucumán Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

In addition, on June 30, 2010, the service agreement was extended through July 8, 2021.

As of September 30, 2010 and December 31, 2009, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 1,153,403 and 426,832 (including 311,841 and 271,381 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” jointly controlled on a 50-50% basis.  The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of September 30, 2010, and December 31, 2009, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 7,762 and 3,996, respectively.

Also, as of September 30, 2010, and 2009, the net income recorded through the method mentioned in the previous paragraph, amounted to 12,669 and 7,059, respectively.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.1.e)).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange ratio. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedades de Bolsa).

Subsequently, the BCBA, the Central Bank of Argentina (BCRA) and the CNV (Argentine Securities Commission), authorized the abovementioned merger, which was registered with the IGJ (Business Associations Regulatory Agency). Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of former Nuevo Banco Bisel S.A.

Finally, on August 18, 2009, the BCRA reported Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa sold those shares.

2.7.	Banco Privado de Inversiones S.A

On March 30, 2010, the Bank entered into an agreement to purchase 100% of the shares of Banco Privado de Inversiones S.A.

On September 9, 2010, the BCRA issued Resolution 198/2010 whereby it stated that there are no objections for Banco Macro S.A. to acquire 100% of Banco Privado de Inversiones S.A. capital stock and to transfer 1% thereof to Sud Inversiones y Análisis S.A. and 1% to Macro Securities S.A. Sociedad de Bolsa, so as to avoid falling in one of the grounds for dissolution provided for in section 94(8), Business Associations Law (dissolution of the company because the number of partners decreases to one).

On September 20, 2010, 100% of the capital stock of Banco Privado de Inversiones S.A. was transferred to the Bank, which paid USD 23.3 million, out of which, USD 10.4 million is related to a guaranteed amount, as provided in the purchase agreement mentioned above.

As of such date, Banco Privado de Inversiones S.A’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders' equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which arises from the difference between the total price of the transaction and Banco Privado de Inversiones S.A.’s shareholders’ equity as of such date, which will be amortized in ten years pursuant to BCRA rules.

On September 22, 2010, the Bank made an irrevocable capital contribution of 50,000 to Banco Privado de Inversiones S.A. as provided in Resolution No. 443 of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency) dated September 15, 2010.

Banco Privado de Inversiones S.A. has a broad customer and corporate base that will allow the credit card business volume to be increased in an area where the Bank considers appropriate to expand its course of business.

At the date of issuance of these financial statements, the National Commission of Competition Defense  has not issued in this respect.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.1.	Comparative information

As required under BCRA rules, the balance sheet as of September 30, 2010, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2010, are presented comparatively with those of the same period in the prior fiscal year.

By means of Communiqués “A” 5047, “A” 5094 as supplemented, the BCRA introduced amendments to the valuation and disclosure methods applicable to financial leases and to the disclosure methods for holdings of government securities issued in Argentine pesos, resulting from reverse repurchase agreements executed with the BCRA, respectively. As a result, certain accounts and items on the balance sheet as of December 31, 2009, and on the statements of income and cash flows for the nine-month period ended September 30, 2009, as well as certain supplementary information, were reclassified due to the application of such communiqués and had no impact whatsoever on shareholders’ equity or income (loss) in prior years.

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and BCRA Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and the year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for those dates.

b)	Government and private securities:

b.1)	Listed:

i.
Holdings in special investment accounts: in accordance with the provisions of BCRA Communiqués “A” 4,676, 4,861 of June 5, 2007, and October 30, 2008, as supplemented, the Bank chose to classify certain holdings as of December 31, 2009 as “Special investment accounts”. Those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the contra account, as further described below.

When the market value of each security were lower than the book value, the accrual of the internal rate of return and the CER was recorded in a contra balance sheet account created for this purpose, until the book value equals the market value. This contra account was recognized in the income statement when the market value of the securities is above their book value.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In accordance with BCRA Communiqué “A” 5,024, the holdings of Argentine government securities and BCRA monetary regulation instruments recorded under this valuation system should be reversed and booked at market value, by at least 25% at the end of each calendar quarter in 2010. Therefore, the offset account should be reversed proportionately in due time. As of the date of these financial statements, all of the holdings were reversed.

ii.
Holdings for trading or financial intermediation, repo transactions and instruments issued by BCRA: they were valued at the quoted price of each security effective at the last business day of the period and the year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

b.2)	Unlisted:

i.
Unlisted government securities: they were valued in accordance with BCRA Communiqué “A” 4,898. Such communiqué, that specifically develops valuation method for certain assistance to the non-financial government sector, sets comparisons of market, present and book values, as the case may be, as well as the potential use of contra accounts.

In particular, in the case of holdings of government securities without volatility published and included on the list of present values published by BCRA, Communiqué “A” 4,898 provides that they should be valued at the higher of the present value published by the BCRA and the book value as of January 31, 2009, net of interest collected after such date and the related contra account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an contra account created to such end until the book value equals the present value, and such contra account is reversed into income when the present value exceeds the book value of those holdings.

The present values published by BCRA are based on the yield curve for securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

ii.	Instruments issued by BCRA: they were valued at their cost value increased exponentially by their internal rate of return, as provided by BCRA Communiqué “A” 4,414.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of September 30, 2010 and December 31, 2009, they were valued in accordance with BCRA Communiqué “A” 4,898. Such communiqué, that specifically develops valuation method for certain loans to the non-financial government sector, sets comparisons of market, present and book values, as the case may be, as well as the potential use of contra accounts.

Particularly, in the case of guaranteed loans issued by the Argentine Government under Decree No. 1387/01, Communiqué “A” 4,898, establishes that they should be valued at the higher of the present value published by the BCRA and the book value as of January 31, 2009, net of interest collected after such date and the related offset account (book value) as further explained in note 3.3.b.2).i.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts and unlisted government securities: as explained in note 3.3.b.1).i and 3.3.b.2)i, respectively.

e.2)	Guaranteed loans: as explained in note 3.3.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through period-end and year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - contingent commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period and year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

ii.	Unlisted: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in note 3.3.a), as the case may be.

ii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificates of participation. As of September 30, 2010 and December 31, 2009, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iii.
Other certificates of participation: they were stated at amortized value increased, as the case may be, by interest accrued until the last business day of each period and year, respectively, translated into Argentine pesos according to the method described in note 3.3.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by BCRA Communiqué "A" 4,414 and supplementary regulations.

h.5)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end and year-end, respectively, translated into pesos pursuant to the method described in note 3.3.a), as the case may be.

i)	Receivables from financial leases:

In accordance with BCRA Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement. Such criterion does not differ substantially from the one used up to the effective date of the communiqué mentioned above.

As of September 30, 2010, and December 31, 2009, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentina financial market. These transactions are distributed among the Bank’s customers and there are no pre-established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under BCRA rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in BCRA Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the BCRA informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)
Put options sold on Boden 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of the period and fiscal year, respectively.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each period-end and year-end, respectively, translated into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
The purchase cost of own shares reaquired was debited to the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury". The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also note 9.).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the period ended September 30, 2010, and 2009 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).
3.4.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of September 30, 2010 and December 31, 2009, such securities total 165,684 and 205, respectively, while as of September 30, 2009, the Bank did not record securities under this condition.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2010, and 2009, the Bank accrued an income tax expense of 346,500 and 581,210, respectively; hence, no minimum presumed income tax should be assessed for such periods (see also note 6.6.).

Additionally, as of September 30, 2010, the Bank made income tax prepayments for 291,633 for the 2010 tax year, which were recorded in the Other receivables account.

Furthermore, as of September 30, 2010, and 2009, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 31,500 and 28,050, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of September 30, 2010, it capitalized income tax prepayments in the amount of 17,470 for the 2010 tax year, which were recorded in the Other receivables account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2010, and December 31, 2009, the subsidiary Banco Privado de Inversiones S.A. did not book the income tax accrual as a result of carrying NOLs amounting to 1,039 and 24,796, respectively, as of such dates.  And it booked a minimum presumed income tax accrual which amounted to 691 and 925 respectively, as of such dates.  Additionally,  as of the date of these financial statements, the subsidiary carries a minimum presumed income tax credit amounting to 3,794, which is fully provisioned, and prepayments amounting to 336, related to fiscal year 2010, which were booked in the other receivables accounts.

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25 and 52/2009, approved Technical Resolutions Nos. 23 through 27, respectively.  In this regard, Technical Resolutions No. 26 and 27 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011. Additionally, on October 1, 2010, the FACPCE approved Technical Resolution No. 28, which, as of the date of issuance of these financial statements,  has not been approved by the CPCECABA.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements:

5.1.	Valuation standards

The main items with differences in valuation matters as of September 30, 2010 and December 31, 2009, are as follows:

	Adjustments under professional accounting standards
	Stand-Alone financial statements			Consolidated financial statements
	To equity		To income	To equity		To income
Item	09/30/2010	12/31/2009	09/30/2010	09/30/2010	12/31/2009	09/30/2010
Government securities and assistance to the government sector (a)
Holdings in special investment accounts		237,913	(237,913)		237,913	(237,913)
Holdings of unlisted government securities	10,590	6,446	4,144	15,411	9,160	6,251
Unlisted instruments issued by the Central Bank	(10,542)	(3,470)	(7,072)	(10,534)	(2,392)	(8,142)
Guaranteed loans – Presidential Decree No. 1,387/01	(3,617)	8,817	(12,434)	(3,625)	8,805	(12,430)

Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(121,296)	(127,663)	6,367	(121,296)	(127,663)	6,367
Other	(60,237)	(69,547)	9,310	(60,237)	(69,547)	9,310
Investments in other companies (c)	9,254	9,621	(367)
Intangible Assets – Organization and Development Costs (d)	(52,068)	(48,998)	(3,070)	(53,106)	(50,378)	(2,728)
Deferred assets – Income tax (e)	80,138	39,446	40,692	85,609	46,667	38,942
Other assets (f)	1,105	2,832	(1,727)	1,105	2,832	(1,727)
Liabilities - Provisions (g)	(52,185)	(51,413)	(772)	(52,185)	(51,413)	(772)
Total	(198,858)	3,984	(202,842)	(198,858)	3,984	(202,842)

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a)
Government securities and assistance to government sector: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in notes 3.3.b.1)i, 3.3.b.2) and 3.3.c). According to professional accounting standards, those holdings booked in special investment accounts for which the Bank does not show intention of keeping through their maturity and holdings of unlisted government securities and instruments issued by the BCRA, should be valued at their market value, whereas holdings of guaranteed loans should be valued at their present value. Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

b)
Business combinations: under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

c)	Subsidiaries, Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepared its financial statements in conformity with BCRA rules, which differ from professional accounting standards.

d)
Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to professional accounting standards, the above mentioned amounts are charged to expense and the book value of surpluses paid should decrease to their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

e)
Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

f)
The Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

g)
The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of September 30, 2010 and December 31, 2009, would have decreased by around 198,858 and increased by around 3,984, respectively. Consequently, income for the periods ended September 30, 2010 and 2009, would have decreased by 202,842 and increased by 537,342, respectively.

5.2.	Disclosure standards

a)
The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)
The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an obligation to do so.

c)
The Bank keeps under Intangible assets, positive goodwills (related to Banco del Tucumán S.A., Banco Privado de inversions S.A. and the merger of Nuevo Banco Bisel S.A.), and as of December 31, 2009 under Provisions, a negative goodwill (related to the merger of Nuevo Banco Suquía S.A.). According to professional accounting standards, considering the statements in note 5.1.e), such goodwills should be disclosed under Goodwill.

d)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards.

e)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

09/30/2010	12/31/2009

6.1)	Loans - Other

Other loans	1,796,697	1,525,768
Export financing and prefinancing	960,457	540,447
Documentary credits	258	86
Government securities		9,469
	2,757,412	2,075,770

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	347,405	340,411
Debt securities in financial trusts	291,701	206,787
Other	283	729
	639,389	547,927

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2010	12/31/2009

6.3)	Other receivables – Other

Tax prepayments	298,929	162,099
Sundry receivables	93,361	93,222
Advanced payments	42,760	17,489
Security deposits	42,019	38,107
Other	10,338	8,920
	487,407	319,837

6.4)	Deposits - Other

Expired time deposits	292,644	259,948
Unemployment fund for workers of the construction industry	90,250	75,323
Attachments	33,755	30,927
Special deposits related to inflows of foreign funds	4,051	7,440
Security deposits	2,143	2,158
Other	31,156	20,304
	453,999	396,100

6.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	119,155	114,204
Other withholdings and additional withholdings	108,055	94,870
Purchase financing payables	95,239	90,529
Collections and other transactions on account and behalf of others	89,895	70,084
Purchase of preferred shares of former Nuevo Banco Bisel S.A.- SEDESA (see note 7.1.e))	77,500	74,519
Miscellaneous not subject to minimum cash requirements	55,103	126,561
Miscellaneous subject to minimum cash requirements	40,295	18,718
Retirement pension payment orders pending settlement	35,922	26,363
Other	32,614	29,734
	653,778	645,582

6.6)	Other Liabilities - Other

Taxes payable	401,818	682,215
Salaries and payroll taxes payable	49,529	51,366
Miscellaneous payables	47,969	50,942
Withholdings on salaries	12,702	14,030
Prepayment for the sale of assets	12,607	13,767
Other		1,931
	524,625	814,251

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2010	12/31/2009

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,696,451	2,748,731
Checks not yet collected	714,289	587,927
Managed portfolios (see note 12)	362,115	375,029
Checks and securities to be debited	350,508	259,096
Checks and securities to be collected	101,531	109,994
	4,224,894	4,080,777

09/30/2010	09/30/2009

6.8)	Financial income – Net income from government and private securities

Net income from government securities	716,213	818,984
Net income from participation in financial trusts	21,501	28,453
Other	7,017	82,665
	744,731	930,102

6.9)	Financial income – Other

Interest on loans for export prefinancing and financing	20,768	55,539
Premiums on reverse repurchase agreements with the financial sector	16,274	58,832
Other	10,412	30,529
	47,454	144,900

6.10)	Financial expense – Other

Turnover tax	104,929	89,938
Premiums on repurchase agreements with the financial sector	6,131	2,448
Other	4,994	427
	116,054	92,813

6.11)	Service-charge income - Other

Debit and credit card income	145,901	116,053
Service commissions – joint ventures (see note 2.5)	20,164	11,150
Rental of safe deposit boxes	19,251	14,479
Other	47,341	37,290
	232,657	178,972

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2010	09/30/2009

6.12)	Service-charge expense - Other

Debit and credit card expense	54,477	44,737
Turnover tax	27,276	24,858
Collection agreements	20,591	18,519
Loan origination fees	17,504	7,435
Other	17,091	16,437
	136,939	111,986

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	52,511	47,072
Security services	39,189	30,854
Electric power and communications	32,115	29,207
Leases	26,495	23,170
Stationery and office supplies	6,787	7,722
Insurance	6,294	4,891
	163,391	142,916

6.14)	Other income – Other

Other adjustments and interest on other receivables	6,093	8,003
Services provided to Banco del Tucumán S.A.	4,402	4,133
Gain on transactions or sale of bank premises and equipment, and other assets	4,130	5,385
Other	45,508	17,959
	60,133	35,480

6.15)	Other expense – Other

Donations	5,250	2,800
Turnover tax	2,248	1,565
Income (loss) from assignment of guaranteed loans		19,897
Other	13,073	29,494
	20,571	53,756

7.	RESTRICTED ASSETS

As of September 30, 2010 and December 31, 2009, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 35,548 and 24,945 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA notes (NOBACs) for 22,633 and 27,128 (for a face value of 22,270 and 26,700), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
NOBACs for an amount of 9,299 and 13,146 (for a face value of 9,150 and 13,000), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for 10,671 and 10,591 (for a face value of 10,500 and 10,424), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE).

e)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 73,680 and 66,428 (face value of 80,000), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

f)	Other government and private securities for 1,645 and 2,257, respectively.

7.2)	Loans:

Agreements for loans backed by pledges and unsecured loans for 4,206 and 9,876, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 252,078 and 217,420, respectively.

b)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,192 and 10,000 respectively, resulting from contributions made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) for 5,538 and 5,368, respectively, resulting from a contribution made by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Other receivables:

a) Security deposits related to credit card transactions for 33,925 and 30,008, respectively

b) Other security deposits for 8,094 and 8,099, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Company de Bolsa	Other subsidiaries and related parties (1)	09/30/2010	12/31/2009

ASSETS

Cash			3,078			3,078	2,996
Loans					62,317	62,317	13,216
Other receivables from financial intermediation	90,056	24,336		64,989		179,381	70,105
Receivables from financial leases					1,975	1,975	2,462
Other receivables							14,700
Items pending allocation	12					12	4
Total assets	90,068	24,336	3,078	64,989	64,292	246,763	103,483

LIABILITIES
Deposits		50	7	33,425	61,838	95,320	130,490
Other liabilities from financial intermediation	90,024	21,925		25,808		137,757	70,180
Miscellaneous liabilities	115				3,333	3,448	64
Total liabilities	90,139	21,975	7	59,233	65,171	236,525	200,734

MEMORANDUM ACCOUNTS
Debit-balance accounts –Contingent					1,159	1,159
Debit-balance accounts –Control			205,948		245,660	451,608	432,639
Credit-balance accounts – Contingent	923			2,213		3,136	40,180

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Company de Bolsa	Other subsidiaries and related parties (1)	09/30/2010	09/30/2009

INCOME (EXPENSE)
Financial income					510 (2)	510	2,382
Financial expense	(2,207)	(60)			(2,339)	(4,606)	(4,446)
Service-charge income	21		6	43	572	642	401
Other income	4,762					4,762	4,374
Total income (expense)	2,576	(60)	6	43	(1,257)	1,308	2,711

(1)
Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of September 30, 2010 and 2009, the net intermediation income from such transaction generated earnings for the Bank of around 32 and 100, respectively.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2010, amounts to 594,485. In addition, since December 31, 2004, the Bank’s capital stock has changed as follows:

- As of December 31, 2004	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (2)	36
- Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (3)	(60,000)
- Capital stock increase approved by the shareholders’ meeting of May 27, 2009 (4)	1,148
- Capital stock decrease approved by the shareholders’ meeting of September 10, 2009 (5)	(30,642)

As of September 30, 2010	594,485

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(1)
Related to the capital increase of up to 75,000,000 new common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On March 24, 2006, with prior approval of the US Security and Exchange Commission (SEC), the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

(2)
Related to the capital increase through the issuance of Ps. 35,536 new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the legal merger process of that bank.

(3)
Related to the reduction of the capital stock by 60,000,000 registered Class B shares entitled to 1 vote each with a face value of Ps. 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market went through in general. On April 21, 2009, and after BCBA authorization, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the I.G.J. registered, and the BCRA consented to the capital stock reduction.

(4)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the legal merger process of that bank (see also note 2.6.).

(5)
Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of Ps 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (3) above. On September 10, 2009, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. On November 23, December 29, 2009, January 15 and March 25, 2010, the BCBA consented to such capital reduction, the CNV authorized it, the IGJ recorded it and the BCRA was made aware thereof, respectively.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 09/30/2010		09/30/2010	12/31/2009

Subordinated	U$S	4,000,000	a)				963

Subordinated – Class 1	U$S	150,000,000	b.1)	U$S	150,000,000	610,517	571,510

Non Subordinated – Class 2	U$S	150,000,000	b.2)	U$S	106,395,000	427,269	418,257

Non Subordinated – Class 3	U$S	100,000,000	b.3)	U$S	63,995,000	203,716	198,478

Total						1,241,502	1,189,208

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

The installments of the corporate bonds were paid by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

On August 2, 2010, the Bank settled the last installment in the amount of USD 200,000 (original value).

b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the BCRA; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b.2)
On January 29, 2007, the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

b.3)
On June 7, 2007, the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) through b.3).

As a result of the macroeconomic context and fluctuations that the capital market went through in general, as of December 31, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000 of Class 2 and 3, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,291 (69,071 for the year ended December 31, 2009 and the remaining amount is related to prior years).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swaps.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Positions of transactions effective as of September 30, 2010 and December 31, 2009, are as follows:

Transaction	09/30/2010	12/31/2009

Net liability position of repurchase agreements	(1,855,339)	(454,961)

Net (liability) /asset position of forward transactions without delivery of the underlying asset (a)	(109)	174,818

Interest rate swaps (b)	157,362	157,917

Position of put options sold on Boden 2012 and 2013 coupons (c)	53,309	69,900

Position of put options taken (d)	28,013	25,229

Position of call options sold (e)		22,030

Net income (loss) resulting from these transactions for the period ended September 30, 2010 and 2009, amount to income (loss):

Transaction	09/30/2010	09/30/2009

Premiums on reverse repurchase agreements	16,380	59,104

Premiums on repurchase agreements	(6,131)	(2,448)

Interest rate swaps	(2,764)	2,404

Forward foreign-currency transactions offset	8,076	24,709

Transactions with options	1,200	1,467

Total	16,761	85,236

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Rofex and MAE The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

Additionally, as of September 30, 2010, the Bank had forward Badlar rate trading transactions, (offsetting sales and purchases) which are agreed through MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their listed price upon maturity; the underlying asset is not delivered or received.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)	Related to the following interest rate swap transactions:

b.1)
The Bank and the BCRA agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of Ps 115,000,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in BCRA Communiqué “A” 4,776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of Ps. 42,362,000 and 41,917,000, respectively.

b.3)
As of December 31, 2009, the Bank agreed on swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of Ps. 1,000,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement expired on April 30, 2010.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)
As of September 30, 2010, this is related to a put option purchased of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XII and which eventually could be received by the Bank as payment of the assignment value established in the assignment of rights agreement signed on June 30, 2010 with Banco de Servicios y Transacciones S.A. The initial price was established in 25,000, which will accrue a minimum applicable rate of 17,5%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of December 31, 2009, this is related to a put option purchased of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series X. On February 4, 2010, the transaction with Credilogros Compañía Financiera S.A. was cancelled and the put option taken was thus annulled.

(e)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expired in September 2010, and it was not exercised.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2010 and December 31, 2009, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,336 and 14,359, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2010 and December 31, 2009, the loans portfolio managed amounts to 42,619 and 43,238, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2010 and December 31, 2009, the loans portfolio managed amounts to 78,019 and 78,911, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of September 30, 2010 and December 31, 2009, the portfolio managed by the Bank amounted to 110,031 and 114,328, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of September 30, 2010 and December 31, 2009, the portfolio managed by the Bank for principal and accrued interest amounted to 58,465 and 58,863, respectively.

f)	As of September 30, 2010 and December 31, 2009, the Bank had under its management other portfolios for total amounts of 58,645 and 65,330, respectively.

Furthermore, as of September 30, 2010 and December 31, 2009, subsidiary Banco del Tucumán S.A. managed the following portfolios:

a)	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 10,188 and 10,111, respectively.

b)	The trust agreement Fideicomiso Financiero BATUC I for a total of 17,501 and 17,903, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of September 30, 2010 the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Assets (a)

Pionero Pesos	368,823,638	519,366	371,464

Pionero Renta Ahorro	37,509,381	60,079	59,156

Pionero Latam	1,925,785	8,556	7,850

Pionero F.F. – Fideicomiso Financieros	24,317,620	34,282	34,048

Pionero Renta	32,380,930	104,889	103,371

Pionero Acciones	1,416,026	3,691	3,475

Pionero Renta Dólares	6,325,766	12,054	10,875

Pionero América	371,721	1,709	1,642

Galileo Event Driven F.C.I.	13,334,384	98,838	92,674

Galileo Argentina F.C.I.	3,217,889	17,962	16,020

(a)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 10.5653% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9,756 of February 9, 2010.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of September 30, 2010 and December 31, 2009, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 and 224,193, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial Trust	09/30/2010	12/31/2009

Certificates of participation:

Luján (a)	77,348	77,348

TST & AF (b)	37,689	3,116

Tucumán (c)	63	25,163

Other (d)	8,473	10,591

Subtotal certificates of participation	123,573	116,218

Debt securities:

Underwriting agreements (e)	81,623	70,645

San Isidro (f)	93,021	82,925

Created by Decree 976-01 (g)	51,345	31,570

Galtrust (h)	35,193

Chubut oil & gas royalties (i)	24,028

Other	6,491	21,647
Subtotal debt securities	291,701	206,787
Total	415,274	323,005

(a)	Luján Trust

On May 20, 2003, the Luján Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to Federalia S.A. de Finanzas.

The main asset managed involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

On June 6, 2008, the Bank assigned and transferred all of the certificates of participation issued of the trust to Federalia S.A. de Finanzas on credit.

On September 16, 2009, the Bank executed an agreement with Federalia S.A. de Finanzas, whereby the Bank purchased 100% of the trust’s certificates, paying part of the agreed price in cash and the rest by cancelling the seller’s payable to Banco Macro S.A. which is why those certificates were under a security agreement.

As per the latest accounting information available to date, corpus assets amounted to about 49,432. The recoverable value of corpus assets exceeds the Bank’s book values.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)	TST & AF Trust

As of September 30, 2010, the Bank is the direct beneficiary of 36.67% of the certificates of participation issued by Fideicomiso TST & AF. As of December 31, 2009, the Bank was the beneficiary of 3.33% of such certificates (see also note 5.1(a) to the consolidated financial statements).

(c)	Tucumán Trust

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The purpose of the trust was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets amounted to about 8,748.

This trust will end with the full settlement of the certificates of participation.

(d)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of September 30, 2010 and December 31, 2009, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(e)
It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond and Tarjeta Shopping, and Albanesi Gas among others. The assets managed for these trusts are mainly related to securitizations of consumer loans and firm gas transportation rights. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(f)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each. Subsequently, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Additionally, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 20,300,000.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 176,384.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(g)	Created by Decree 976-01 Trust

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Creado por Decreto 976-01”.

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422.

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 2% of the trust issues.

(h)	Galtrust Financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust.The purpose of the trust is to collect the corpus assets (BOGAR 2018) and settle the debt securities and certificates of participation issued.

BOGAR 2018 arise from the exchange of loans in US dollars granted by the trustor to several provincial governments in Argentina, secured with Federal Tax Revenue Sharing System, under Presidential Decree No. 1,579 issued on August 27, 2002.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 26% of the debt securities in force.

(i)	Fideicomiso Chubut oil & gas royalties

On July 6, 2010, the Province of Chubut (trustor) and Banco de Valores S.A. (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Chubut regalías hidrocarburíferas” (Fideicomiso Chubut oil & gas royalties).

The purpose of such trust is to finance production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector. Trust revenues (corpus assets) arise mainly from credits resulting from the assignment, by the Province in favor of the trustee, of the rights on such oil & gas royalties collected by the appointed concessionaire (Pan American Energy LLC., Argentine Branch).

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 4% of the trust issues.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the latest accounting information available as of the date of issuance of these financial statements, the trust assets managed totaled 6,864.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, other guarantee trusts manage specific assets, mainly real property.
Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2010 and December 31, 2009, the trusts’ assets managed amount to 230,247 and 383,533, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)
Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other trusts manage specific assets, mainly real property.

As of September 30, 2010 and December 31, 2009, the trusts’ assets managed amount to 245,753 and 190,506, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for September 2010 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 09/30/2010

Cash

Cash on hand	1,122,535

Amounts in BCRA accounts	2,316,189

Other receivables from financial intermediation

Special guarantee accounts with the BCRA	252,078

Total	3,690,802

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

18.	TAX CLAIMS

AFIP (Federal Public Revenue Agency) has reviewed the tax returns filed by the Bank related to income tax and minimum presumed income tax for prior years.

Additionally, provincial tax authorities have reviewed other taxes (mainly turnover tax) for prior fiscal years.

The most significant claims arising from the previous paragraphs are detailed below:

a)
AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)
AFIP challenged the income tax returns filed by Banco Macro S.A. for the fiscal years ended from December 31, 2002, through December 31, 2004, and the minimum presumed income tax settlement of the Bank for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time of the compensation bonds resulting from the asymmetric conversion into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

On August 31, 2009, the Bank joined the system created by Law No. 26,476, regularizing the claim brought by tax authorities.

c)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond.

On December 29, 2008, the Bank filed a complaint challenging this and a precautionary measure with the Federal Administrative Tax Court in and for the City of Buenos Aires. On February 27, 2009, the precautionary measure was rejected and, therefore, an appeal was filed with Court of Appeals in and for the City of Buenos Aires.

In September 2010, the Bank joined the program under Law No. 3,461, of the DGR CABA regularizing the claim brought by tax authorities.

d)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for tax periods 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond.

In September 2010, the Bank joined the program under Law No. 3,461, of the DGR CABA regularizing the claim brought by tax authorities.

In October 2009, the Bank partially joined the regularization system created by DGR CABA General Resolution No. 1489/09.

e)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. Subsequently, two appeals were filed with the Province of Buenos Aires Tax Appeal Court, which are still pending judgment.

In August 2010, the Bank partially joined the program under Law 12,914, Regulatory Resolution No. 35/2010.

Additionally, there are other appeals which are not relevant with Tax Court.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

During the year 2008 the financial markets of the world's leading countries were rocked by volatility, lack of liquidity and credit. Consequently, a worldwide economic deceleration was evidenced by stock indexes on international markets. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility. However, they have not fully recovered and there are still high volatility levels.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end. Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility. Subsequently, during the second quarter of 2010, the Argentine Government restructured of the government debt that had not been restructured upon the 2005 exchange.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the BCRA and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in notes 3.3.l.2), under BCRA Communiqués “A” 3,916 and “A” 4,686, as of September 30, 2010 and December 31, 2009, the Bank continued capitalizing in “Intangible assets” the amounts of 52,068 and 48,998 at stand-alone level, respectively, and a total of 54,317 and 50,532 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, as of September 30, 2010 and December 31, 2009, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,793 and 9,415 at the stand-alone level, respectively, and a total of 13,770 and 19,979 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
Central Bank Communiqué “A” 5072 set forth the general procedure to approve the request for the authorization to distribute earnings. Accordingly, entities should evidence that they meet the requirements set forth by such Communiqué (for example, that they do not have financial assistance from the Central Bank due to lack of liquidity, that there are no instances of delays or noncompliance with the reporting system, there are not deficiencies in required minimum capital or minimum cash, etc.) Additionally, the distributable amount would be either (i) unappropriated retained earnings or (ii) the excess of computable capital over required minimum capital, whichever lower, both net of certain items (for example, differences for capitalized court decisions, valuation differences of unlisted government securities and/or government debt securities at market value, among others).

b)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.
Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009	09/30/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos – Maturity: 2014			222,169
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014			191,384
Secured bonds under Presidential Decree No. 1,579/02			178,979
Federal government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Federal government bonds in US dollars at LIBOR - Maturity: 2012			1,784
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Federal government bonds in US dollars at LIBOR - Maturity: 2013			562
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts			659,371

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015	276,342	276,342	1,064	246,848		246,848
Federal government bonds in pesos at BADLAR Private + 275 pbs – Maturity: 2014	205,151	205,151	1,463	204,916		204,916
Secured bonds under Presidential Decree No. 1,579/02	39,173	39,173	153	38,903		38,903
Federal government bonds in US dollars at LIBOR - Maturity: 2012	32,730	32,730	52,603	400	17,597	17,997
Federal government bonds in pesos – Maturity: 2014	4,043	4,043	6,577	4,043		4,043
Federal government bonds in US dollars at 7% - Maturity: 2015	1,493	1,493	582	556		556
Consolidation bonds in pesos – Sixth series	490	490	382	(1,151)		(1,151)
Federal government bonds in US dollars at 7% - Maturity: 2011	477	477	380	42		42
Federal government bonds in US dollars at 7% - Maturity: 2017	461	461		4,767		4,767
Consolidation bonds in pesos – Fourth series at 2%	403	403	599	641		641
Discount bonds denominated in pesos - Maturity: 2033	317	317	1,822	6,857		6,857
Other	818	818	2,198	2,012	35,712	37,724
Subtotal holdings for trading or financial intermediation		561,898	67,823	508,834	53,309	562,143

Government securities under repo transactions with Central Bank of Argentina
- Local
Discount bonds denominated in pesos - Maturity: 2033	1,825,520	1,825,520
Federal government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Subtotal Government securities under repo transactiones with Central Bank of Argentina		1,825,520	1,046,220

Unlisted government securities
- Local
Federal Government bonds in pesos at Badlar private + 3,50 - Maturity: 2013		43,132	44,541	43,133		43,133
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,049	19,160	18,049		18,049
Federal government bonds in pesos at variable rate - Maturity: 2013		8,685	9,738	8,685		8,685
Consolidation bonds in pesos – Second series at 2%		56	199	59		59
Discount bonds denominated in pesos - Maturity: 2033 (Governed by Argentine legislation)		45		45		45
Federal Government International bonds in US dollars at 8,75% - Maturity: 2017		12		12		12
Other		1	7	1		1
Subtotal unlisted government securities		69,980	73,645	69,984		69,984
Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009	09/30/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position
INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-11		327,272
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-06-10		8,474
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-16-10		5,281
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-26-11		868
Subtotal Central Bank of Argentina Bills - Under repo Transactions		341,895

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-03-10	182,188	182,188		182,188		182,188
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-20-10	120,000	120,000		120,000		120,000
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-17-10	9,554	9,554		19,419		19,419
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-05-11	4,855	4,855		4,855		4,855
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-22-10	3,897	3,897		37,994		37,994
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-16-11				9,561		9,561
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		320,494	196,021	374,017		374,017

Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-16-10		594,385		594,385		594,385
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-27-10		317,209		317,209		317,209
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-02-11		287,646		287,646		287,646
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-10-10		206,255		206,255		206,255
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-06-10		181,691		277,528		277,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-13-10		49,818		49,818		49,818
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-09-10		31,743		31,743		31,743
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-01-10		4,901		4,901		4,901
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-09-11				4,744		4,744
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-19-10			733,492
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio		1,673,648	2,246,840	1,774,229		1,774,229

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina Notes - Listed - Own portfolio			68,464

Subtotal Instruments issued by the Central Bank of Argentina		2,336,037	2,511,325	2,148,246		2,148,246
Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009	09/30/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,336,037	2,511,325	2,148,246		2,148,246

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 11-21-10		837,449		1,011,236		1,011,236
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-05-11		567,648		567,648		567,648
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-26-11		513,695		513,695		513,695
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) - Maturity: 02-16-11		204,062		204,062		204,062
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 12-22-10		200,872		200,872		200,872
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-18-11		3,047		3,047		3,047
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-05-10			513,459
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-31-10			449,873
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-13-10			360,842
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-17-10			274,332
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 04-21-10			251,148
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			204,745
Subtotal Central Bank of Argentina Notes - Unlisted - Own portfolio		2,326,773	2,054,399	2,500,560		2,500,560
Total Instruments issued by the Central Bank of Argentina		4,662,810	4,565,724	4,648,806		4,648,806
Total Government securities		7,120,208	6,412,783	5,227,624	53,309	5,280,933

Total government and private Securities (2)		7,120,208	6,412,783	5,227,624	53,309	5,280,933

(1) Position without options as of September 30, 2010, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and  "spot and forward sales pending settlement". For the securities the book values of which differ from the market values, the latter is considered for the purposes of the calculation described above.

(2)  As of December 31, 2009 the Bank booked allowances for impairment in value amounting to 44 (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos)

	09/30/2010	12/31/2009

COMMERCIAL

In normal situation	6,391,193	5,045,066
With Senior “A” guarantees and counter-guarantees	315,880	215,706
With Senior “B” guarantees and counter-guarantees	886,255	635,715
Without Senior guarantees or counter-guarantees	5,189,058	4,193,645

Subject to special monitoring	44,650	114,424
In observation
With Senior “B” guarantees and counter-guarantees	10,597	5,805
Without Senior guarantees or counter-guarantees	14,048	104,281
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	547	3,932
Without Senior guarantees or counter-guarantees	19,458	406

Troubled	5,425	50,101
With Senior “B” guarantees and counter-guarantees	4,295	7,446
Without Senior guarantees or counter-guarantees	1,130	42,655

With high risk of insolvency	57,499	54,398
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	8,277	8,168
Without Senior guarantees or counter-guarantees	49,222	45,669

Irrecoverable	22,408	12,744
With Senior “B” guarantees and counter-guarantees	4,993	2,429
Without Senior guarantees or counter-guarantees	17,415	10,315

Subtotal Commercial	6,521,175	5,276,733

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010	12/31/2009

CONSUMER

Performing	6,660,284	5,646,031
With Senior “A” guarantees and counter-guarantees	20,833	27,802
With Senior “B” guarantees and counter-guarantees	614,319	694,309
Without Senior guarantees or counter-guarantees	6,025,132	4,923,920

Low risk	87,822	92,514
With Senior “A” guarantees and counter-guarantees	50	23
With Senior “B” guarantees and counter-guarantees	11,463	11,912
Without Senior guarantees or counter-guarantees	76,309	80,579

Medium risk	66,525	81,561
With Senior “A” guarantees and counter-guarantees	83
With Senior “B” guarantees and counter-guarantees	8,168	12,836
Without Senior guarantees or counter-guarantees	58,274	68,725

High risk	108,139	125,204
With Senior “A” guarantees and counter-guarantees	6	191
With Senior “B” guarantees and counter-guarantees	5,147	11,505
Without Senior guarantees or counter-guarantees	102,986	113,508

Irrecoverable	48,727	46,061
With Senior “A” guarantees and counter-guarantees
With Senior “B” guarantees and counter-guarantees	11,286	9,477
Without Senior guarantees or counter-guarantees	37,441	36,584

Irrecoverable according to Central Bank's rules	338	342

With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	338	340

Subtotal Consumer	6,971,835	5,991,713
Total	13,493,010	11,268,446

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,836,885	13.61	1,536,292	13.63
50 next largest customers	1,869,146	13.85	1,656,436	14.70
100 next largest customers	1,043,360	7.73	898,944	7.98
Other customers	8,743,619	64.81	7,176,774	63.69
Total	13,493,010	100.00	11,268,446	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	3	67,925	9,789	6,357	10,597	16,923	237,023	348,617

Financial sector	2	49,973	32,289	32,625	12,283	24,908	8,990	161,070

Non-financial private sector and foreign residents	244,975	3,090,076	1,548,539	1,855,416	1,631,785	1,760,772	2,851,760	12,983,323
Total	244,980	3,207,974	1,590,617	1,894,398	1,654,665	1,802,603	3,097,773	13,493,010

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2010					12/31/2009	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	229,256	182,755	Financial institution	09/30/2010	43,960	254,921	51,706
Banco Privado de Inversiones S.A.	Common	1	1	36,659	85,797		Financial institution	09/30/2010	36,659	85,797	13,758
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	23,183	28,374	Brokerage house	09/30/2010	12,886	23,192	5,586
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	12,758	14,509	Services	09/30/2010	6,567	12,564	1,598
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,394	1,503	Mutual funds management	09/30/2010	1,713	7,194	3,851
Foreign
Macro Bank Limited	Common	1	1	9,816,899	177,917	164,576	Financial institution	09/30/2010	9,817	177,917	13,341
Subtotal subsidiaries					530,305	391,717

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/09	23,599	61,176	15,838
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12/31/09	7,200	8,985	838
Visa Argentina S.A.	Common	1	1	953,178	863	862	Business services	05/31/09	15,000	151,461	91,332
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12/31/09	1,000	2,033	200
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12/31/09	650	2,157	186
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	119	119	Electronic market	12/31/09	242	12,574	534
Macroaval S.G.R.	Common	1	1	30,500	31	31	Mutual guarantee association	12/31/09	250	6,080	324
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/09	5,658	15,317	5,698
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12/31/09	8,335	224,988	7,204
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	312	299	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	230	220	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	12	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Subtotal non-subsidiaries					5,026	5,002

Total in financial institutions, supplementary and authorized activities					535,331	396,719

In other companies
- Non-subsidiaries
In Argentina
Other					1,302	1,316
Foreign
SWIFT S.A.	Common	1	1	3	20	19	Services	12/31/09	744,150	1,553,963	83,800
Total in other companies					1,322	1,335
Total (1)					536,653	398,054

(1) As of September 30, 2010 and December 31, 2009,  the Bank booked allowances for impairment in value amounting for 659 and 747, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Net book value at beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	Net book value at end of the period
Bank premises and equipment
Buildings	266,952	9,779	1,604	2,140	50	7,626	268,569
Furniture and facilities	31,016	7,374			10	3,937	34,453
Machinery and equipment	80,702	17,760			5	23,794	74,668
Vehicles	17,975	1,443		55	5	5,188	14,175
Total	396,645	36,356	1,604	2,195		40,545	391,865

Other assets
Works in progress	15,088	13,671	(703)	77			27,979
Works of art	1,195	22					1,217
Prepayments for the purchase of assets	1,335						1,335
Foreclosed assets	17,816	212		4,912	50	242	12,874
Leased buildings	3,723			1,147	50	61	2,515
Stationery and office supplies	2,770	13,470		12,005			4,235
Other assets	70,947	4,210	(901)	3,977	50	1,268	69,011
Total	112,874	31,585	(1,604)	22,118		1,571	119,166

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book			Amortization for
	value at			the period		Net book
Item	beginning of fiscal year	Increases	Decreases	useful life	Amount	value at end of the period
Goodwill (1)	55,045	56,205		10	6,792	104,458
Organization and development costs (2)	147,568	70,446		5	41,395	176,619

Total	202,613	126,651			48,187	281,077

(1)
Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(2)
Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	4,208,567	21.23	2,827,065	17.10
50 next largest customers	1,670,955	8.43	1,657,156	10.02
100 next largest customers	1,057,682	5.34	1,004,916	6.08
Other customers	12,887,268	65.00	11,047,515	66.80
Total	19,824,472	100.00	16,536,652	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	14,334,166	3,604,446	582,081	702,789	600,955	35	19,824,472

Other liabilities from financial intermediation

Central Bank of Argentina	997			109	425		1,531
Banks and International Institutions	4,645	32,688	12,965	3,342			53,640
Non-subordinated corporate bonds		6,650		5,870	197,066	421,399	630,985
Financing received from Argentine financial institutions	48,547	761	1,141	2,283	4,565	36,828	94,125
Other	569,930	421	1,020	1,495	1,875	79,037	653,778
	624,119	40,520	15,126	13,099	203,931	537,264	1,434,059

Subordinated corporate bonds		16,412				594,105	610,517
Total	14,958,285	3,661,378	597,207	715,888	804,886	1,131,404	21,869,048

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period
ALLOWANCES
Government and private securities
For impairment in value	44	3		47
Loans
For uncollectibility risk and impairment in value	416,233	86,907	94,714	28,530	379,896
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,655	214	1,266	1,040	228,563
Receivables from financial leases
For uncollectibility risk	3,314	3,647		625	6,336
Investments in other companies
For impairment in value	747	8		96	659
Other receivables
For uncollectibility risk	13,949	159	342	228	13,538
Total allowances	664,942	90,938	96,322	30,566	628,992

PROVISIONS
Contingent commitments	966			155	811
For negative goodwill	483			483
For other contingencies	63,547	16,444	8,126	100	71,765
Difference from court deposits dollarization	9,415	452		74	9,793
Total Provisions	74,411	16,896	8,126	812	82,369
(1) See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	583,249,498	1	583,249	583,249

Total	594,485,168		594,485	594,485

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010											12/31/2009
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian		Swedish	Norwegian
I tems	b ranches	US dollar	s terling	f ranc	k rone	d ollar	d ollar	Y en	k rone	k rone	E uro	T otal
ASSETS
Cash	1,957,297	1,944,611	643	151	60	120	254	423	60	86	10,889	2,021,681
Government and private securities	53,523	53,523										1,162,697
Loans	2,095,533	2,094,874									659	1,825,296
Other receivables from financial intermediation	2,246,601	2,235,810									10,791	1,152,214
Receivables from financial leases	64,363	64,363										75,017
Investments in other companies	178,491	178,491										165,126
Other receivables	37,945	37,943									2	28,816
Items pending allocation	196	196										210

Total	6,633,949	6,609,811	643	151	60	120	254	423	60	86	22,341	6,431,057

LIABILITIES
Deposits	3,145,710	3,145,710										2,926,410
Other liabilities from financial intermediation	748,841	727,914	152	28		19		73		12	20,643	1,845,306
Other liabilities	3,229	3,229										3,233
Subordinated corporate bonds	610,517	610,517										571,510
Items pending allocation	162	162										2

Total	4,508,459	4,487,532	152	28		19		73		12	20,643	5,346,461

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	738,110	738,110										780,318
Control	974,064	953,059	102	120		2					20,781	983,670
Derivatives	42,362	42,362										41,917
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	222,806	207,025									15,781	337,795
Derivatives												22,030

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2010	12/31/2009

Item	Total (1)	Total (1)
Loans
Overdrafts	4,805	1,374
Without Senior guarantees or counter-guarantees	4,805	1,374
Documents		1,092
Without Senior guarantees or counter-guarantees		1,092
Mortgage and pledged	688	1,148
With Senior “B” guarantees and counter-guarantees	688	1,105
Without Senior guarantees or counter-guarantees		43
Personal	44
Without Senior guarantees or counter-guarantees	44
Credit cards	5,833	7,487
Without Senior guarantees or counter-guarantees	5,833	7,487
Other	28,361	1,184
Without Senior guarantees or counter-guarantees	28,361	1,184
Total loans	39,687	12,285

Other receivables from financial intermediation	5,723	5,747

Receivables from financial leases and other	1,976	2,399

Contingent Commitments	22,280	45,356

Investments in other companies	530,890	392,340

Total	600,556	458,127

Allowances / Provisions	587	313

(1) As of September 30, 2010, and December 31, 2009 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
	Purpose of the				weighted	weighted	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	28		53,309

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	7		28,013

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		2,155,239

	Intermediation	Argentine	With delivery of	Over The Counter - Residents
Repo transactions	- own account	government securities	underlying asset	in Argentina - Financial Sector	1	1		327,272

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	3	2	1	112,836

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	3	2	1	175,415

	Intermediation		Daily settlement of	MAE (over-the-counter
Futures	- own account	Other	differences	electronic market)	7	3	1	10,000

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	3	2	30	74,712

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	96	90	42,362

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	37	30	115,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2010	12/31/2009
ASSETS

A.	CASH
	Cash on hand	1,340,877	1,304,922
	Due from banks and correspondents
	Central Bank of Argentina	2,638,789	2,910,020
	Local Other	17,970	11,454
	Foreign	799,464	789,559
	Other	248	237
		4,797,348	5,016,192

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings in investment accounts		659,371
	Holdings for trading or financial intermediation	870,833	464,851
	Government securities under repo transactions with Central Bank of Argentina	1,825,520	1,046,220
	Unlisted government securities	73,879	79,449
	Instruments issued by the Central Bank of Argentina	5,293,502	4,650,421
	Investments in listed private securities	15,358	773
	less: Allowances (Note 3.)	(3)	(44)
		8,079,089	6,901,041

C.	LOANS
	To the non-financial government sector	278,273	206,484
	To the financial sector
	Interfinancing - (granted call)	48,000	50,000
	Other financing to Argentine financial institutions	66,081	40,442
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	457	474
	To the non-financial private sector and foreign residents
	Overdrafts	1,684,254	1,436,292
	Documents	1,451,758	1,412,551
	Mortgage loans	827,240	746,762
	Pledged loans	298,146	262,508
	Personal loans	5,150,506	4,006,592
	Credit cards	1,326,523	950,098
	Other	2,865,156	2,271,756
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	199,868	182,168
	less: Unposted payments	(29)	(29)
	less: Unearned discount	(22,522)	(21,246)
	less: Allowances (Note 3.)	(423,715)	(448,045)
		13,749,996	11,096,807

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2010	12/31/2009
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,147,367	1,284,709
	Amounts receivable from spot and forward sales pending settlement	534,960	37,042
	Securities and foreign currency receivable from spot and forward purchases pending settlement	402,963	536,560
	Unlisted corporate bonds	268,809	123,793
	Receivables from forward transactions without delivery of underlying asset	1,390	5,295
	Other receivables not covered by debtors classification standards	761,236	635,280
	Other receivables covered by debtors classification standards	43,709	41,835
	Accrued interest receivables covered by debtors classification standards	1
	less: Allowances (Note 3.)	(240,158)	(231,219)
		3,920,277	2,433,295

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	231,720	271,470
	Accrued interest and adjustments	4,508	6,230
	less: Allowances (Note 3.)	(6,419)	(3,649)
		229,809	274,051

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	554	531
	Other	10,922	10,925
	less: Allowances (Note 3.)	(1,722)	(1,497)
		9,754	9,959

G.	OTHER RECEIVABLES
	Receivables from sale of assets	8,873	12,231
	Minimum presumed income tax - Tax Credit		10,280
	Other	541,934	357,483
	Accrued interest and adjustments receivable on receivables from sale of assets	490	481
	Other accrued interest and adjustments receivables	135
	less: Allowances (Note 3.)	(20,855)	(13,980)
		530,577	366,495

H.	BANK PREMISES AND EQUIPMENT, NET	434,263	433,625

I.	OTHER ASSETS	121,020	114,342

J.	INTANGIBLE ASSETS
	Goodwill	104,458	55,045
	Organization and development costs	186,154	155,529
		290,612	210,574

K.	ITEMS PENDING ALLOCATION	3,067	2,857

TOTAL ASSETS		32,165,812	26,859,238

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

LIABILITIES		09/30/2010	12/31/2009

L.	DEPOSITS
	From the non-financial government sector	5,724,266	3,613,924
	From the financial sector	10,940	14,052
	From the non-financial private sector and foreign residents
	Checking accounts	3,730,445	3,275,826
	Savings accounts	3,771,607	3,445,577
	Time deposits	8,592,716	7,711,471
	Investment accounts	268,680	52,286
	Other	481,420	416,503
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	60,844	63,227
		22,640,918	18,592,866

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	1,569	1,897
	Banks and International Institutions	53,463	219,743
	Non-subordinated Corporate Bonds	618,465	601,016
	Amounts payable for spot and forward purchases pending settlement	375,446	492,183
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,441,039	1,076,047
	Put options sold premiums	215	80
	Financing received from Argentine financial institutions
	Interfinancing (received call)	48,000	145,000
	Other financing received from Argentine financial Institutions	17,722	18,957
	Accrued interest payables	19	78
	Receivables from forward transactions without delivery of underlying asset	273
	Other	723,454	732,686
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	41,081	50,383
		4,320,746	3,338,070

N.	OTHER LIABILITIES
	Fees	342	624
	Other	591,279	883,458
		591,621	884,082

O.	PROVISIONS (Note 3.)	93,336	88,275

P.	SUBORDINATED CORPORATE BONDS	610,517	572,473

Q.	ITEMS PENDING ALLOCATION	4,409	3,987

	MINORITY INTERESTS IN SUBSIDIARIES	25,862	20,684

	TOTAL LIABILITIES	28,287,409	23,500,437

	SHAREHOLDERS' EQUITY	3,878,403	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		32,165,812	26,859,238
Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010	12/31/2009
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	13,450,282	12,204,355
Contingent	4,893,312	4,430,261
Guarantees received	4,480,051	3,963,188
Other not covered by debtors classification standards	258	359
Contingent debit-balance contra accounts	413,003	466,714
Control	7,221,167	6,152,834
Receivables classified as irrecoverable	831,792	797,220
Other	6,129,255	5,094,428
Control debit-balance contra accounts	260,120	261,186
Derivatives	618,409	1,033,601
Notional value of call options sold	28,013	25,229
Notional value of forward transactions without delivery of underlying asset	186,427	461,234
Interest rate swap	157,362	157,917
Derivatives debit-balance contra accounts	246,607	389,221
Trust activity	717,394	587,659
Trust funds	717,394	587,659

CREDIT-BALANCE ACCOUNTS	13,450,282	12,204,355
Contingent	4,893,312	4,430,261
Credit lines granted (unused portion) covered by debtors classification standards	1,481
Other guarantees provided covered by debtors classification standards	71,768	85,213
Other guarantees provided not covered by debtors classification standards	130,722	130,826
Other covered by debtors classification standards	209,032	250,675
Contingent credit-balance contra accounts	4,480,309	3,963,547
Control	7,221,167	6,152,834
Checks to be credited	260,120	261,186
Control credit-balance contra accounts	6,961,047	5,891,648
Derivatives	618,409	1,033,601
Notional value of put options taken	6,464	32,905
Notional value of put options sold	53,607	69,900
Notional value of forward transactions without delivery of underlying asset	186,536	286,416
Derivatives credit-balance contra account	371,802	644,380
Trust activity	717,394	587,659
Trust activity credit-balance contra accounts	717,394	587,659

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2010	09/30/2009

A.	FINANCIAL INCOME
	Interest on cash and due from banks	246	276
	Interest on loans to the financial sector	9,203	6,723
	Interest on overdrafts	192,017	263,884
	Interest on documents	106,099	151,573
	Interest on mortgage loans	81,560	78,091
	Interest on pledged loans	36,966	43,997
	Interest on credit card loans	145,368	137,504
	Interest on financial leases	31,983	47,311
	Interest on other loans	1,097,485	912,062
	Income from government and private securities, net	774,765	988,602
	Net income from options	613
	Interest on other receivables from financial intermediation	695	81
	Income from guaranteed loans - Presidential Decree No. 1,387/01	22,284	3,501
	CER (Benchmark Stabilization Coefficient) adjustment	38,531	10,928
	CVS (Salary Variation Coefficient) adjustment	554	543
	Difference in quoted prices of gold and foreign currency	124,662	122,716
	Other	59,681	148,971
		2,722,712	2,916,763

B.	FINANCIAL EXPENSE
	Interest on checking accounts	4,051	12,700
	Interest on savings accounts	14,563	12,510
	Interest on time deposits	699,885	891,478
	Interest on interfinancing received loans (received call)	3,362	1,331
	Interest on other financing from financial institutions	5	3
	Interest on other liabilities from financial intermediation	46,904	62,048
	Interest on subordinated bonds	42,697	40,772
	Other interest	1,431	2,153
	Net income from options		1
	CER adjustment	3,837	3,314
	Contribution to Deposit Guarantee Fund	25,345	22,281
	Other	130,223	104,298
		972,303	1,152,889

	GROSS INTERMEDIATION MARGIN - GAIN	1,750,409	1,763,874

C.	PROVISION FOR LOAN LOSSES	86,166	132,916

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	60,380	42,116
	Related to deposits	583,848	498,310
	Other commissions	22,970	21,441
	Other	264,571	210,604
		931,769	772,471

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2010	09/30/2009

E.	SERVICE-CHARGE EXPENSE
	Commissions	58,954	44,849
	Other	145,859	118,925
		204,813	163,774

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	866,735	693,348
	Directors' and statutory auditors' fees	30,597	32,654
	Other professional fees	58,775	47,816
	Advertising and publicity	38,119	30,961
	Taxes	75,805	61,527
	Depreciation of equipment	42,946	40,018
	Amortization of organization costs	30,955	24,246
	Other operating expenses	179,332	155,763
	Other	16,984	17,168
		1,340,248	1,103,501

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,050,951	1,136,154

G.	OTHER INCOME
	Income from long-term investments	4,173	7,676
	Penalty interest	20,879	18,107
	Recovered loans and allowances reversed	53,542	35,163
	CER adjustments	85	48
	Others	58,393	32,223
		137,072	93,217

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	20	16
	Charges for other receivables uncollectibility and other allowances	19,984	19,327
	Amortization of differences related to court orders	12,968	16,642
	Depreciation and loss of other assets	2,991	4,370
	Goodwill amortization	6,792	6,324
	Other	21,850	54,758
		64,605	101,437

	MINORITY INTEREST IN SUBSIDIARIES	(5,231)	(3,537)

	NET INCOME BEFORE INCOME TAX - GAIN	1,118,187	1,124,397

I.	INCOME TAX	382,196	614,302

	NET INCOME FOR THE PERIOD - GAIN	735,991	510,095

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
 See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010	09/30/2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	5,396,063	3,523,897
Cash at end of the period	5,564,091	4,235,840
Net increase in cash	168,028	711,943

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	1,422,499	(1,221,292)
Loans
To the financial sector	(14,419)	28,786
To the non-financial government sector	(13,677)	52,037
To the non-financial private sector and foreign residents	(702,407)	1,349,232
Other receivables from financial intermediation	(1,826,426)	(443,166)
Receivables from financial leases	73,232	133,314
Deposits
From the financial sector	(3,111)	(10,531)
From the non-financial government sector	2,062,791	(156,057)
From the non-financial private sector and foreign residents	981,424	1,929,716
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(100,361)	30,414
Others (except liabilities included under financing activities)	127,597	223,119
Collections related to service-charge income	923,879	766,689
Payments related to service-charge expenses	(199,738)	(159,550)
Administrative expenses paid	(1,271,498)	(1,043,549)
Payment of organization and development costs	(56,997)	(30,849)
Net collections from penalty interest	20,863	18,099
Differences from payments related to court orders	(15,624)	(20,825)
Collections of dividends from other companies	4,516	6,177
Other collections / (payments) related to other income and losses	51,720	(14,621)
Net payments from other operating activities	(133,366)	(134,386)
Payment of income tax / minimum presumed income tax	(700,413)	(294,878)
Net cash flows generated in operating activities	630,484	1,007,879

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
 See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010	09/30/2009
Investing activities
Net payments for bank premises and equipment	(35,104)	(27,075)
Net (payments)/collections for other assets	(7,379)	2,907
Payments from purchases of investments in other companies (1)	(91,856)
Collections from sales of investments in other companies		150
Other collections / (payments) for investing activities	15,854	(10,939)
Net cash flows used in investing activities	(118,485)	(34,957)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(45,780)	(97,832)
Central Bank of Argentina:
Other	(328)	(76,840)
Banks and International Institutions	(167,807)	(31,627)
Subordinated corporate bonds	(29,730)	(28,357)
Financing received from Argentine financial institutions	(1,239)	(4,894)
Payment of dividends	(208,124)	(148,350)
Other payments from financing activities
Own shares reacquired		(56,665)
Net cash flows used in financing activities	(453,008)	(444,565)

Financial income and holding gains on cash and cash equivalents	109,037	183,586

Net increase in cash	168,028	711,943

(1) See Note 2.7. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010	12/31/2009

COMMERCIAL

In normal situation	6,664,044	5,369,950
With Senior “A” guarantees and counter-guarantees	322,019	227,375
With Senior “B” guarantees and counter-guarantees	914,746	677,310
Without Senior guarantees or counter-guarantees	5,427,279	4,465,265

Subject to special monitoring	44,650	114,424
In observation
With Senior “B” guarantees and counter-guarantees	10,597	5,805
Without Senior guarantees or counter-guarantees	14,048	104,281
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	547	3,932
Without Senior guarantees or counter-guarantees	19,458	406

Troubled	5,822	51,007
With Senior “B” guarantees and counter-guarantees	4,470	7,872
Without Senior guarantees or counter-guarantees	1,352	43,135

With high risk of insolvency	58,220	54,763
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	8,277	8,504
Without Senior guarantees or counter-guarantees	49,943	45,698

Irrecoverable	22,408	12,744
With Senior “B” guarantees and counter-guarantees	4,993	2,429
Without Senior guarantees or counter-guarantees	17,415	10,315

Subtotal Commercial	6,795,144	5,602,888

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010	12/31/2009

CONSUMER

Performing	7,841,588	6,355,377
With Senior “A” guarantees and counter-guarantees	24,953	28,392
With Senior “B” guarantees and counter-guarantees	642,041	719,501
Without Senior guarantees or counter-guarantees	7,174,594	5,607,484

Low risk	103,556	99,822
With Senior “A” guarantees and counter-guarantees	70	23
With Senior “B” guarantees and counter-guarantees	11,869	12,143
Without Senior guarantees or counter-guarantees	91,617	87,656

Medium risk	80,585	89,545
With Senior “A” guarantees and counter-guarantees	87
With Senior “B” guarantees and counter-guarantees	8,198	12,836
Without Senior guarantees or counter-guarantees	72,300	76,709

High risk	136,946	140,838
With Senior “A” guarantees and counter-guarantees	18	191
With Senior “B” guarantees and counter-guarantees	5,147	11,513
Without Senior guarantees or counter-guarantees	131,781	129,134

Irrecoverable	55,854	47,906
With Senior “A” guarantees and counter-guarantees
With Senior “B” guarantees and counter-guarantees	11,567	9,758
Without Senior guarantees or counter-guarantees	44,287	38,148

Irrecoverable according to Central Bank's rules	429	404
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	429	402

Subtotal Consumer	8,218,958	6,733,892
Total	15,014,102	12,336,780

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2010, and December 31, 2009, and (ii) the statements of income and cash flows for the nine—month periods ended September 30, 2010, and 2009, with the financial statements of Banco del Tucumán S.A., Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A., Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Comunes de Inversión S.A.) and Sud Inversiones y Análisis S.A., as of such dates. Additionally, as from September 20, 2010, the Bank consolidated its financial statements with those of Banco Privado de Inversiones S.A. (see note 2.7.to the Bank’s stand-alone financial statements).

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of September 30, 2009 and December 31, 2009, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2010):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A.	Common	36,659,000	100.000%	100.000%	100.000%	100.000%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 1,032).

(b)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro S.A comes, mainly, from Sud Inversiones & Análisis S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to BCRA rules.  Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the BCRA trading room and effective for the foreign currency at the closing of transactions on the last business day of the period ended September 30, 2010, and  the year ended December 31, 2009.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)
The amounts of the accounts in the statement of income as for the nine-month period ended September 30, 2010, and 2009, were converted into pesos, as of such dates according to the method described in a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at the period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of September 30, 2010, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	211,390	837,251

Liabilities	166,469	659,334

Shareholders’ equity	44,921	177,917

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of September 30, 2010:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A. (1)	Macro Bank Limited (2)	Other subsidiaries (3)	Eliminations	Banco Macro S.A. consolidated

Assets	29,178,758	2,453,298	450,798	837,251	104,808	859,101	32,165,812

Liabilities	25,300,355	2,198,377	365,001	659,334	68,489	304,147	28,287,409

Shareholders’ equity	3,878,403	254,921	85,797	177,917	36,319	554,954	3,878,403

Income (loss)	735,991	51,706	146	13,341	7,333	72,526	735,991

(1)	Income (loss) relates to the 10-day period ended September 30, 2010.

(2)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(3)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “cash and cash equivalents” to be the Cash and Government and private securities accounts which mature less than 90 days as from their date of acquisition. As of September 30, 2010 and 2009 and December 31, 2009, such securities total 766,743, 34,775 and 379,871, respectively.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of September 30, 2010 and December 31, 2009, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 25,214 and 25,006, respectively.

b)	Other receivables

As of September 30, 2010 and December 31, 2009, this includes other receivables in the amount of 2,341 and 2,178, respectively.

2.2.	Banco Privado de Inversiones S.A.:

a)	Other receivables from financial intermediation

a.1)
As of September 30, 2010, and December 31, 2009, Banco Privado de Inversiones S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones in the amounts of 9,074 and 9,214, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

a.2)	As of September 30, 2010, and December 31, 2009, it keeps certain amounts related to credit card customers consumptions abroad as securities amounting to 2,357 and 7,211, respectively.

b)	Other receivables

b.1)
As of September 30, 2010, and December 31, 2009, it carries as guaranty mainly transactions carried out on institutional markets, credit card transactions, trust activities and lease guaranties amounting to 9,490 and 12,111, respectively.

b.2)	As of September 30, 2010, and December 31, 2009, includes other security deposits in the amount of 827.

2.3.	Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

As of September 30, 2010 and December 31, 2009, this includes other investments in other companies in the amount of 1,453.

3.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2010:

	Balances at		Decreases
Item	beginning of year	Increases (1)	Charge off	Reversals	Balances at period-end

Allowances

For government and private securities	44	6		47	3

For loans	448,045	122,976	118,398	28,908	423,715

For other receivables from financial intermediation	231,219	12,541	1,572	2,030	240,158

For receivables from financial leases	3,649	3,662		892	6,419

For investments in other companies	1,497	321		96	1,722

For other receivables	13,980	7,508	342	291	20,855

Total	698,434	147,014	120,312	32,264	629,872

Provisions

For contingent commitments	966			155	811

For negative goodwill	483			483

For other contingencies	66,847	21,137	8,912	317	78,755

Difference from court deposits dollarization	19,979	1,478	7,613	74	13,770

Total	88,275	22,615	16,525	1,029	93,336

(1)  Includes allowances as of the acquisition of Banco Privado de Inversiones S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

4.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of September 30, 2010 and December 31, 2009, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	09/30/2010	12/31/2009

Futures / Foreign currency	288,251	661,610

Repo transactions	2,502,890	1,581,008

Forwards / Foreign currency	74,712	86,039

Options / Boden coupons	53,607	69,900

Swap / Other	157,362	157,917

Options / Other	34,477	47,259

Futures / Rate	10,000

Options / Foreign currency		10,875

In addition, positions of transactions effective as of September 30, 2010 and December 31, 2009, are as follows:

Transaction	09/30/2010	12/31/2009

Net liability position of repurchase agreements	(2,007,048)	(539,658)

Net (liability) / asset position of forward transactions without delivery of underlying asset	(109)	174,818

Position of put options sold on Boden 2012 and 2013 coupons	53,607	69,900

Interest rate swaps	157,362	157,917

Position of put options taken	28,013	25,229

Position of call options sold	6,464	32,905

5.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation recorded in their financial statements as of September 30, 2010 and December 31, 2009:

Financial trust	09/30/2010	12/31/2009

Certificates of participation:

TST & AF (a)	57,330	43,617

Other	14,302	6,136

Total certificates of participation	71,632	49,753

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Sud Inversiones y Análisis S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of September 30, 2010, Macro Bank Limited is the beneficiary of 63.33% of the certificates of participation issued by TST & AF Trust, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them. As of December 31, 2009 Macro Bank Limited was the beneficiary of 46.67% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. was the beneficiary of 50% of them.

As per the latest accounting information available to date, corpus assets amounted to about 139,998.

5.2.	Trusts created using financial assets transferred by the Bank

The subsidiaries, Banco del Tucuman S.A. and Banco Privado de Inversiones S.A., transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the entities´ lending capacity.

As of September 30, 2010, and December 31, 2009, the trusts’ assets managed amount to about 9,732 and 489, respectively.

5.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in note 15.4. to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2010 and December 31, 2009, the trusts’ assets managed amount to 425,885 and 413,839, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos – Maturity: 2014			222,169
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014			191,384
Secured bonds under Presidential Decree No. 1,579/02			178,979
Federal Government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Federal government bonds in US dollars at LIBOR - Maturity: 2012			1,784
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Federal government bonds in US dollars at LIBOR - Maturity: 2013			562
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts			659,371

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015	276,342	276,342	1,064
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	205,176	205,176	1,464
Federal government bonds in US dollars at LIBOR - Maturity: 2012	43,933	43,933	52,874
Secured bonds under Presidential Decree No. 1,579/02	42,849	42,849	1,433
Discount bonds denominated in pesos - Maturity: 2033	7,642	7,642	9,752
Consolidation bonds of social security payables in pesos – Fourth Series	6,702	6,702	7,525
Federal government bonds in pesos – Maturity: 2014	4,043	4,043	6,579
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,649	2,649	345
Federal Government bonds in US dollars at 7% - Maturity: 2015	1,912	1,912	1,544
Consolidation bonds in pesos – Sixth series	490	490	382
Other	1,882	1,882	2,223
Subtotal local holdings for trading or financial intermediation		593,620	85,185

- Foreign
Treasury Bill - Maturity: 11-04-10		277,213
Treasury Bill - Maturity: 01-14-10			379,666
Subtotal foreign holdings for trading or financial intermediation		277,213	379,666
Subtotal holdings for trading or financial intermediation		870,833	464,851

Government securities under repo transactions with Central Bank of Argentina
- Local
Discount bonds denominated in pesos - Maturity: 2033	1,825,520	1,825,520
Federal government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Subtotal government securities under repo transactions with Central Bank of Argentina		1,825,520	1,046,220

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private + 3,50 – Maturity: 2013		43,132	44,541
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,049	19,160
Federal government bonds in pesos at variable rate - Maturity: 2013		8,685	9,738
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		2,213	3,820
Province of Tucumán bonds - First series in pesos - Maturity: 2018		1,674	1,984
Consolidation bonds in pesos – Second series at 2%		65	199
Discount bonds denominated in pesos - Maturity: 2033 (governed by Argentine legislation)		45
Federal Government International bonds in US dollars at 8,75% - Maturity: 2017		12
Other		4	7
Subtotal unlisted government securities		73,879	79,449
Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-11		339,369
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-12		25,220	14,652
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-06-11		8,474
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-16-10		5,281
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-26-11		868
Subtotal Central Bank of Argentina Bills - Under repo Transactions		379,212	14,652

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-20-10	213,473	213,473
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-03-10	209,912	209,912
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-17-10	26,325	26,325
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-05-11	4,855	4,855
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-22-10	3,897	3,897
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		458,462	196,021

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-16-10		613,908
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-27-10		356,870
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-06-10		347,956
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-02-11		287,646
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-10-10		206,255
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-13-10		116,557
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-09-10		51,278
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-19-11		13,495
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-29-10		9,715
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-01-10		4,901
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-19-10			733,492
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		2,008,581	2,246,840

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina Notes - Listed - Own portfolio			68,464
Subtotal instruments issued by the Central Bank of Argentina		2,846,255	2,525,977

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
 See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2010		12/31/2009
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,846,255	2,525,977

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 11-24-10		957,923
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 01-05-11		567,648
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 01-26-11		513,695
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 02-16-11		204,062
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 12-22-10		200,872
Central Bank of Argentina Notes in pesos with variable BADLAR rate – Maturity: 05-18-11		3,047
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 05-05-10			513,459
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 04-21-10			449,873
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 01-13-10			360,842
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 02-17-10			344,377
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 04-21-10			251,148
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 01-20-10			204,745
Subtotal Central Bank of Argentina Notes - Unlisted - Own portfolio		2,447,247	2,124,444
Total Instruments issued by the Central Bank of Argentina		5,293,502	4,650,421
Total Government securities		8,063,734	6,900,312

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	15,358	15,358
Others			773
Total investment in listed private securities		15,358	773

Total government and private securities (1)		8,079,092	6,901,085

(1)  As of September 30, 2010 and December 31, 2009,  the Bank booked allowances for impairment in value amounting for 3 and 44, respectively,

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 17, 2010

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director